ShoreBridge Capital Advisors LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 under the Securities Exchange
Act of 1934
December 31, 2018







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69644

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHOREBRIDGE CAPITAL ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 THIRD AVENUE
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JANICE PARISE (212) 751-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRAGER METIS CPAS LLC
(Name – *if individual, state last, first, middle name*)

222 MOUNT AIRY ROAD	BASKING RIDGE	NJ	07920
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, DOUGLAS BLAGDON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHOREBRIDGE CAPITAL ADVISORS LLC, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER
Title

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 2022

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ShoreBridge Capital Advisors LLC
Index
As of December 31, 2018



PragerMetis

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
ShoreBridge Capital Advisors LLC

Prager Metis CPAs, LLC

222 MOUNT AIRY ROAD
BASKING RIDGE, NJ 07920

T 908.766.9800
F 908.766.9811

www.pragermetis.com

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ShoreBridge Capital Advisors LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of ShoreBridge Capital Advisors LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Prager Metis CPAs, LLC

We have served as ShoreBridge Capital Advisors LLC's auditor since 2018.
Basking Ridge, New Jersey
February 28, 2019



ShoreBridge Capital Advisors LLC
Statement of Financial Condition
As of December 31, 2018

Assets		
Cash	$	74,970
Prepaid expenses		12,301
Total assets	$	87,271
Liabilities and Member's Equity		
Accounts payable and other accrued expenses	$	26,705
Total liabilities		26,705
Member's equity		60,566
Total Liabilities and Member's Equity	$	87,271

The accompanying notes are an integral part of these financial statements.

1. **Organization**

    ShoreBridge Capital Advisors LLC (the "Company"), is a limited liability company organized under the laws of the state of Delaware on May 12, 2015. The Company is a wholly-owned subsidiary of ShoreBridge Capital Partners LLC (the "Parent"). On February 4, 2016 the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

    The Company's operations consist of private placement of securities, Mergers and Acquisitions, corporate financing, investment advisory services and referral arrangements with investment advisors, pursuant to which the Company will refer prospective customers in return for a finder's fee.

    ShoreBridge Capital Advisors LLC does not hold customer funds or securities, therefore it is exempt from the requirement of SEC Rule 15c3-3.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    Revenue Recognition
    Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

    The Company's principle source of revenue is derived from private placement and advisory activities. The Company is contracted to be a placement agent and consultant in connection with the private placement of interests in funds managed by the customer. The Company records placement revenues at the point in time when the services for the transactions are completed under the terms of each engagement. The Company provides sales and marketing services to the customer and receives a non-refundable monthly fee. The Company recognizes revenue monthly, over the term of the contract.

    Recent Accounting Pronouncements
    In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company is evaluating the effect that ASU 2016-02 will have on its financial statements and related disclosures.

Accounts Receivable
Accounts receivable are stated at the amount management expects to collect from outstanding balances. At December 31, 2018 the Company did not have any accounts receivable.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income Taxes
The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for income taxes.

The Company is a single member limited liability company and accordingly, no provision has been made in the accompanying financial statement for any federal, state, or city income taxes. The Company's sole member is subject to New York City Unincorporated Business Tax ("UBT"), but the Company is a disregarded entity for tax purposes. All revenue and expenses retain their character and pass directly to the Parent's income tax returns.

At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. **Transactions with Related Parties**

During 2016, the Company entered into an Expense Sharing Agreement ("ESA") with its Parent whereby the Parent is to provide office and administrative services to the Company. The ESA had a term of one year and is automatically renewed annually, unless terminated or modified by written notice. During 2017, the Company amended its ESA as such that the Company is now incurring and recording its proportionate share of expenses in relation to activities performed by the Parent for the benefit of the Company.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

In 2017 the Company's Parent formed a new wholly owned subsidiary, ShoreBridge Capital Management, LLC. That entity has since registered with the SEC as an investment adviser.

The subsidiary provides investment advisory services to two funds. Those funds have each engaged the Company for the placement of interests in the respective funds. That relationship is not subject to compensation to the Company.

4. **Concentrations**

The Company earned placement fees from one client that accounted for 99% of placement fees in 2018. Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits of $250,000 expose the Company to concentrations of credit risk. Balances

throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts.

5.   Member's Equity

For the period ended December 31, 2018, the Company recorded $228,306 in capital contributions representing forgiveness of the intercompany payable to the Parent for the Company's share of its expenses provided for in the amended ESA. The Company distributed $310,000 of capital to the Parent.

6.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Under Rule 15c3-1, the Company is required to maintain a minimum net capital, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2018, the Company had regulatory net capital of $48,265 which was $43,265 above the required net capital of $5,000. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.55 to 1 at December 31, 2018.

7.   Commitments and Contingencies

The Parent of the Company is the named lessor of the Company's office space, therefore there are no commitments to the Company for the office lease. As of December 31, 2018, there were no claims or lawsuits brought by or against the Company.

8.   Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2018 or during the year then ended.

9.   Subsequent Events

Management of the Company evaluated and noted no subsequent events or transactions that occurred from January 1, 2019 through February 28, 2019, the date these financial statements were issued, that would require recognition or disclosure in the financial statements.